Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 4, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-105

To:          CBOE Membership

From:      Office of the Chairman

Date:       May 4, 2010

Re:          Additional Questions and Answers Relating to CBOE’s Demutualization

As follow-up to yesterday’s membership meeting regarding CBOE’s demutualization, below are answers to additional questions we have received.  This information circular is also being posted on the member website.

Timing of Vote

1.     When can I vote on the demutualization?

Answer:  Voting members can vote at any time up until 3:30 p.m., local time on May 21, 2010, by internet, telephone, fax, or mail.  All votes must be received by that time in order to be counted.  The proxy card that you were sent with the Proxy Statement provides details on these voting methods. Members may also vote in person on the CBOE trading floor from 8:30 a.m. until 3:30 p.m., local time on May 21, 2010 or by attending the meeting in the Members Lounge at 400 South LaSalle Street, Chicago, Illinois 60605 on May 21, 2010 at 3:30 p.m., local time.

We encourage you to submit your proxy promptly whether or not you intend to attend the meeting.

Questions Relating to Secondary Offering

2.     What is the deadline for submitting the materials in order to sell shares in the IPO?

Answer:  If you wish to participate in the IPO as a selling stockholder, you must submit the required documents to CBOE’s counsel, Schiff Hardin, by May 6, 2010.  This is a firm deadline, and the documents must be received by Schiff Hardin by May 6, 2010.

3.     Can a seat owner sell or transfer a seat if the seat owner has submitted the selling stockholder documents to Schiff Hardin by the May 6, 2010 deadline?

Answer:  No.  We will not permit seat sales or seat transfers that would result in the seat owner being unable to deliver the number of shares indicated in the selling stockholder documents.  The documents include an irrevocable power of attorney which gives us the authority to prevent such a sale or transfer.  Of course, if a seat owner holds more than one seat, and wishes to sell or transfer a seat or seats, we will not prevent a sale or transfer as long as the seat owner’s remaining seat or seats will convert into at least the number of shares the seat owner has asked to sell in the IPO.

4.     If I want to participate in the IPO as a selling stockholder and cannot obtain the Y or Z prefix medallion guarantee, will you accept a different prefix medallion guarantee?

Answer:  Yes.  Notwithstanding the terms of the custody agreement, we will accept the X prefix medallion guarantee, provided you meet the following conditions:

•      You do not indicate a Maximum Number of Shares that you wish to sell greater than 40,000 shares.

•      You cross out the phrase ‘ “Y” or “Z” ‘ in the custody agreement at the bottom of page 1 (third line from the bottom) and on page 9 (below the “Signature guaranteed by” line), write in “X” in both places, and initial the change in both places.

•      If your spouse is required to execute the spousal consent, you cross out the phrase ‘ “Y” or “Z” ‘ at the bottom of the page, write in “X” in its place, and have your spouse initial the change.

5.     Are there any fees associated with selling in the IPO other than the underwriter’s commission (such as transfer or custodial fees)?

Answer:  The custodial fees are being paid by CBOE Holdings.  There is typically a New York State transfer tax that the underwriters will pay on your behalf.  The underwriters will request a rebate from the State of New York.  Under the Underwriting Agreement, you will be liable for any portion of the tax payment not rebated.  We do not expect that this will result in any costs to you.

6.     If the membership vote on the demutualization does not pass, is a seat owner’s commitment to sell in the IPO null and void?

Answer:  We will return all papers delivered in connection with the IPO in the event the vote does not pass, and your commitment will be null and void.

7.     Is there a phone number for questions regarding participation as a selling stockholder in the IPO?

Answer:  Yes.  You may call CBOE at (312) 786-7214 for general information about the process of participating in the IPO.  Should you have specific questions with regard to completing the selling stockholder materials, please consult your own legal counsel.

Directed Share Program

8.     When will CBOE seat owners receive information on the directed share program?  How many shares could each seat owner potentially buy?

Answer:  We will have a directed share program, which will be administered by Merrill Lynch.  Seat owners will be permitted to participate in the program.  Details will be provided by Merrill Lynch once the “red herring” prospectuses are printed, which we anticipate will be in early June.

9.     Why can’t CBOE provide more information relating to the directed share program at this time?

Answer:  The directed share program is an offering of securities that is subject to the federal securities laws.  These laws limit the types of communications that are permissible without the delivery of a prospectus.  As indicated above, eligible participants in the directed share program will be contacted by Merrill Lynch when a prospectus is available.

10.   Will any of the shares obtained in the directed share program be subject to the lock-up provisions?

Answer:  No.

Lock-Up Provisions

11.   If there are multiple owners of a CBOE seat, can the shares of Class A-1 and Class A-2 common stock be transferred to each of the individual owners subject to the lock-up periods?

Answer:  No.

Post-IPO Trading Restrictions

12.   Following the IPO, will former seat owners be considered “insiders” under the securities laws and subject to additional trading restrictions unrelated to the lock-up provisions?

Answer:  No, unless the former seat owner is a director, executive officer, or has otherwise acquired 10% of the outstanding stock of CBOE Holdings.  However,  if a former seat owner is in possession of material non-public information about CBOE Holdings, that former seat owner will not be able to trade on that information until the information becomes public.

Tenders Offers

13.   Will there be a commission to sell in the proposed tender offers, and will you need documents or a private lawyer to sell shares in the proposed tender offers?

Answer:  The proposed tender offers will require the execution of a letter of transmittal and a W-9/W-8. However, there will be no need for medallion guarantees or legal opinions, nor will there be any commissions payable.  The

required forms will be sent to you at the time the proposed tender offers are launched.   The tender offer process will be simpler than participating  in the IPO.

Post-Demutualization Access

14.   When will CBOE issue new Trading Permits for trading post-demutualization and when will it begin assessing fees for those Trading Permits?

Answer:  CBOE will issue the new Trading Permits, tier appointments, and bandwidth packets on the date of effectiveness of the demutualization but will not begin assessing Trading Permit, tier appointment, and bandwidth packet fees until the first day of the following month.  For example, if the demutualization transaction were to close on June 15, 2010, CBOE would issue the new Trading Permits on June 15th, but no charges would be assessed for the month of June for the Trading Permits, tier appointments, or bandwidth packets.  The first billed month would, in that case, be July, with a bill issued the first week of August.   Please review Regulatory Circulars RG10-48 and RG10-49 for more information relating to the post-demutualization access program and the application process for post-demutualization Trading Permits. CBOE strongly encourages that all members with trading privileges and related functions on the Exchange complete the application process by Friday, May 21, 2010.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.